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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             HARCOURT GENERAL, INC.
                            (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                            REED ELSEVIER OVERSEAS BV
                            REED ELSEVIER HOLDINGS BV
                                REED ELSEVIER PLC
                            REED INTERNATIONAL P.L.C.
                                   ELSEVIER NV
                                   (Offerors)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                       and
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                            PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                            Common Stock (41163G101)
                Series A Cumulative Convertible Stock (41163G200)
                      (Cusip Number of Class of Securities)

                           Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                              275 Washington Street
                                Newton, MA 02458
                            Telephone: (617) 558-4227
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:

                              Joseph Rinaldi, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                            CALCULATION OF FILING FEE
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            Transaction Valuation*       Amount of Filing Fee**
--------------------------------------------------------------------------------
                $4,400,646,387                  $880,130
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*    Estimated for purposes of calculating the amount of the filing fee only.
     This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

** Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable       Filing Party:   Not applicable
Form or Registration No.:   Not applicable       Date Filed:     Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000, as amended by Amendment No. 1 filed on November 20, 2000 (as amended, the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc. a Delaware corporation (the "Company" or "Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(l) and
(a)(2), respectively, to Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Offer to Purchase

     All references in the Offer to Purchase to "Thursday, December 7, 2000" are deleted and replaced with "Monday, January 8, 2001".

Item 2. Subject Company Information.

     The second paragraph in the section of the Offer to Purchase entitled "The Offer - Certain Information Concerning the Company - Certain Projections" is amended by adding immediately after the last sentence of that paragraph the following:

     "Reed Elsevier and Purchaser acknowledge that the Private Securities Litigation Reform Act of 1995 does not apply to the information set forth in this Offer to Purchase, and any forward-looking statements made in connection with the Offer are not protected by the safe harbor created by that act."

Item 4. Terms of the Transaction

     The first sentence of the first paragraph in the section of the Offer to Purchase entitled "Offer to Purchase - Conditions to the Offer" is amended to read in its entirety as follows:

     "Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer (whether or not any Shares have theretofore been purchased or paid for) and may terminate or amend the Offer in accordance with the Merger Agreement if, (i) at the expiration of the Offer as it may be extended pursuant to the provisions of the Merger Agreement, a number of Common Shares which, together with any Shares owned, directly or indirectly, by Reed Elsevier or Purchaser, or any subsidiary or controlled affiliate, represent, on the date of purchase, at least a majority in voting power of the Company's Common Stock (determined on a fully-diluted basis) shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or after the date of the Merger Agreement and at or prior to the


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expiration of the Offer (or, in the case of paragraphs (a) and (f) below, at or prior to the acceptance for payment of Shares), any of the following conditions occurs or has occurred:"

     The first sentence of the final paragraph in the section of the Offer to Purchase entitled "Offer to Purchase - Conditions to the Offer" is amended to read in its entirety as follows:

     "The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in its sole discretion (subject to the terms of the Merger Agreement and the Sale and Purchase Agreement)."

Item 10. Source and Amount of Funds or Other Consideration

     The second paragraph in the section of the Offer to Purchase entitled "The Offer - Source and Amount of Funds" is amended by adding immediately after the last sentence of that paragraph the following:

     "The facilities consist of three facilities with the following terms: (i) a 364 day revolving loan facility (subject to a 12 month extension pursuant to a term-out option); (ii) a three year revolving loan facility and (iii) a 364 day multiple- draw term loan facility."

     The last paragraph in the section of the Offer to Purchase entitled "The Offer - Source and Amount of Funds" is amended to read in its entirety as follows:

     "On December 6, 2000 Reed International P.L.C. and Elsevier NV completed an offering of 113.70 million ordinary shares and 66.26 million ordinary shares respectively, generating combined net proceeds of approximately $1.9 billion. The combined net proceeds of these offerings will be used to reduce the facilities. In addition, the credit facilities are expected to be reduced by the $2.06 billion of gross proceeds, less applicable taxes, to be received from Thomson in connection with the Subsequent Transaction and by any of the $0.85 billion of Harcourt public long term debt retained at the Effective Time. It is also intended, subject to market conditions, that the facilities will be reduced through the issuance of term debt securities. In addition to the foregoing, Reed Elsevier currently expects to repay loans under the facilities from funds generated internally by Reed International and Elsevier and their subsidiaries and from other sources. No final decisions have been made concerning the method Reed Elsevier will employ to repay the loans. These decisions will be based on Reed Elsevier's review from time to time of the advisability of particular actions, as well as prevailing interest rates and financial and other economic conditions.

     Other than as set forth in this section, no alternative financing plan currently exists."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

(a)(8) Instructions for Participants in Harcourt's Dividend Reinvestment Plan

(a)(9) Press Release of Reed Elsevier dated December 6, 2000.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2000                        REH Mergersub Inc.

                                               By: /s/ Henry Z. Horbaczewski
                                                  ----------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Vice President

                                               Reed Elsevier Inc.

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Senior Vice President

                                               Reed Elsevier U.S. Holdings Inc.

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Vice President

                                               Reed Elsevier Overseas BV

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Attorney-in-Fact

                                               Reed Elsevier Holdings BV

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Attorney-in-Fact

                                               Reed Elsevier plc

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Attorney-in-Fact

                                               Reed International P.L.C.

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Attorney-in-Fact

                                               Elsevier NV

                                               By: /s/ Henry Z. Horbaczewski
                                                  ------------------------------
                                               Name:  Henry Z. Horbaczewski
                                               Title: Attorney-in-Fact


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                                  EXHIBIT INDEX

Exhibit No.
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   (a)(1)    Offer to Purchase dated November 8, 2000.*

   (a)(2)    Letter of Transmittal.*

   (a)(3)    Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)    Summary Advertisement, dated November 8, 2000.*

   (a)(8)    Instructions for Participants in Harcourt's Dividend Reinvestment
             Plan

   (a)(9)    Press Release of Reed Elsevier dated December 6, 2000

   (b)(1)    Commitment Letter, dated November 7, 2000, among Reed
             International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*

   (d)(1) Agreement and Plan of Merger, dated as of October 27, 2000, among Harcourt, Reed Elsevier and Purchaser.*

   (d)(2) Stockholder Agreement, dated as of October 27, 2000, among Reed Elsevier, Purchaser and the stockholders named therein.*

   (d)(3) Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*
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* Previously filed.